Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258100
PROSPECTUS SUPPLEMENT
95,645,056 Shares of Common Stock
This prospectus supplement updates and amends the prospectus dated August 6, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 258100) filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2021 and declared effective by the SEC on August 6, 2021 (the “S-1”).
The Prospectus and this prospectus supplement relate to (i) the resale of 4,286,500 shares of common stock, par value $0.0001 per share (the “Common Stock”) issued in connection with the Domestication (as defined in the Prospectus) by certain of the selling securityholders named in the Prospectus (each a “selling securityholder” and, collectively, the “selling securityholders”), (ii) the resale of 69,655,827 shares of Common Stock issued in connection with the Business Combination (as defined in the Prospectus) by certain of the selling securityholders, (iii) the resale of 20,000,000 shares of common stock issued in the PIPE Financing (as defined in the Prospectus) by certain of the selling securityholders, and (iv) the issuance by us and resale of 1,702,729 shares of Common Stock reserved for issuance upon the exercise of certain outstanding options to purchase Common Stock. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.
This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.
Our Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NAUT.” On December 21, 2021, the last quoted sale price for our Common Stock as reported on Nasdaq was $5.27 per share.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 6 of the Prospectus.
You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 21, 2021.

SELLING SECURITYHOLDERS
This prospectus supplement is filed solely for the purpose of including selling securityholders who have acquired Common Stock included for resale in this Prospectus from certain existing selling securityholders whose shares were previously registered for resale in the S-1. Where the name of a selling securityholder identified in the table below also appears in the table in the Prospectus (i.e., Dr. Parag Mallick), the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the Prospectus. Information regarding the selling securityholders listed in the table below, including the number of shares of Common Stock beneficially owned by them, is based on information provided by such selling securityholders as of the date of this prospectus supplement. The percentage of beneficial ownership after the offered shares of Common Stock are sold is calculated based on 124,166,776 shares of Common Stock outstanding as of October 31, 2021.
Information about the selling securityholders, including those listed below, may change over time. Since the effectiveness of the Registration Statement on Form S-1 of which the Prospectus is a part, certain securityholders may have sold or otherwise transferred their securities registered thereunder. This prospectus supplement does not provide any updates with respect to any sales or transfers, except for those expressly disclosed in the table below. As of December 21, 2021, the Selling Securityholders table included under the section “Selling Securityholders,” which begins on page 136 of the Prospectus, is revised to amend the information solely with respect to the following selling securityholders:

	Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Name of Selling Securityholder			Number	Percent
Parag Mallick (1)	21,143,911	21,143,911	—	—
The Dream Finder Foundation (2)	200,000	200,000	—	—
Jesus A Zavaleta III C/F Janhavi Amrita Singhal UTMA/TX until Age 21 (3)	5,000	5,000	—	—
Jesus A Zavaleta III C/F Jaya Nirmala Singhal UTMA/TX until Age 21 (4)	5,000	5,000	—	—

(1)

Consists of (i) 20,479,892 shares of Common Stock directly owned by Dr. Mallick, (ii) 200,000 shares of Common Stock owned by The Dream Finder Foundation, as described in footnote 2 below, and (iii) 464,019 shares of Common Stock issuable upon exercise of options held by Dr. Mallick. 116,004 options to purchase shares of Common Stock are exercisable within 60 days of December 21, 2021. The remaining 348,014 options to purchase shares of Common Stock vest evenly on the last day of each month through January 31, 2025, subject to Dr. Mallick’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, Dr. Mallick’s employment with the Company is terminated either (x) by the Company without cause, and excluding by reason of Dr. Mallick’s death or disability or (y) by Dr. Mallick for good reason, then 100% of any unvested shares shall immediately vest. Dr. Mallick is the Chief Scientist and a member of the board of directors of the Company.

(2)	Dr. Mallick has voting and investment control over the shares held by The Dream Finder Foundation. Dr. Mallick disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of the securities held by The Dream Finder Foundation, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Dr. Mallick is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. Dr. Mallick is the Chief Scientist and a member of the board of directors of the Company.

(3)	Jesus A Zavaleta III, custodian, has the power to vote and dispose of the common shares being registered on behalf of Janhavi Amrita Singhal UTMA/TX.

(4)	Jesus A Zavaleta III, custodian, has the power to vote and dispose of the common shares being registered on behalf of Jaya Nirmala Singhal UTMA/TX.